UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 6, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Company”)
SIBANYE CONFIRMS OPERATIONAL DISRUPTIONS AT BEATRIX DUE TO INTER-
UNION RIVALRY
Westonaria, 6 February 2015: Sibanye Gold Limited (JSE: SGL &
NYSE: SBGL) wishes to report that on 5 February 2015, a conflict between members of the Association of Mineworkers and
Construction Union (AMCU) and the National Union of Mineworkers
(NUM) at its Beatrix Operation (Beatrix) resulted in injuries to
9 employees. Fortunately, no one was seriously injured in the conflict and injured employees were taken to hospital for
treatment.
Sibanye management condemns this regrettable incident, and urges all of its employees and the leadership of AMCU and NUM, to work together in the interests of employee safety and to ensure
peaceful co-existence.
In recent months, Sibanye has been verifying applications for membership of AMCU from its Beatrix employees. The process,
undertaken under the auspices of the Commission for Conciliation,
Mediation and Arbitration (CCMA) confirmed that AMCU met the minimum threshold for minority recognition status at Beatrix.
Sibanye management agreed to a request from AMCU to hold a mass meeting at Beatrix, on the afternoon of 5 February 2015, in order to get a mandate from its members for it to sign the minority recognition agreement. While AMCU members were gathering and preparing to proceed to the mass meeting, a conflict broke out between AMCU and NUM members, which resulted in the above
mentioned injuries. Sibanye management and members of the Sibanye
Gold Protection Services (SGPS) intervened and separated the rival groups.
Following the mass meeting, AMCU members were unable to return to their place of residence due to the risk of further conflict.
Alternative accommodation was offered to the affected employees, but they declined the offer, preferring to gather outside the main gate at Beatrix.
The situation remains tense and management has decided to suspend operations at Beatrix North and South shafts while it attempts to restore calm and peacefully re-integrate the rival groups.
Management will be engaging Union leadership for assistance in this regard.

Neal Froneman, CEO of Sibanye commented: “We have high health and safety standards which we will not compromise. As such, we will not expose any employee to the risk of violence and as a result of this regrettable hostility between the unions, we have decided to suspend operations at Beatrix until peace and order has been restored. I urge AMCU and NUM leadership to work together with us to intervene and normalise this situation in the interest of the safety of their members.”
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities
Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to
differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors,
including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking
statements include without limitation: economic, business,
political and social conditions in South Africa and elsewhere;
changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations;
the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of
hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial
action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly
environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled
employees, as well as its ability to attract sufficient
historically disadvantaged South Africans representation in its management positions; failure of Sibanye’s information
technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 6, 2015
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial Officer